SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 14, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Revised forecast of non-consolidated business results under Japanese GAAP for the six months ending September 30, 2006 and for the year ending March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 14, 2006	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

September 14, 2006

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Revised forecast of non-consolidated business results under Japanese GAAP for the six months ending September 30, 2006 and for the year ending March 31, 2007

Millea Holdings, Inc. (the “Company”) hereby announces that it has revised the original forecast of non-consolidated business results for the six months ending September 30, 2006 and for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007) as follows.

1. Revised forecast of non-consolidated business results of the Company for the six months ending September 30, 2006

(Unit: Million yen, %)

	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	100,000	98,500	98,500
Revised forecast (B)	194,000	192,500	192,500
Difference (B)-(A)	94,000	94,000	94,000
Rate of increase/decrease	94.0%	95.4%	95.4%
(Reference) Actual results for the six months ended September 30, 2005	137,753	136,583	136,332

(*1)	Announced on May 24, 2006.

2. Revised forecast of non-consolidated business results of the Company for the year ending March 31, 2007

(Unit: Million yen, %)

	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	208,000	205,000	205,000
Revised forecast (B)	289,500	286,500	286,500
Difference (B)-(A)	81,500	81,500	81,500
Rate of increase/decrease	39.2%	39.8%	39.8%
(Reference) Actual results for the year ended March 31, 2006	143,103	140,489	138,457

(*1)	Announced on May 24, 2006.

3. Reasons for the revisions

The revisions are due to an increase in the amount of dividends the Company will be receiving from Tokio Marine & Nichido Fire Insurance Co., Ltd. The Company intends to utilize such amount primarily to increase capital of its subsidiaries, Tokio Marine & Nichido Life Insurance Co., Ltd. and Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

The forecast of consolidated business results for the six months ending September 30, 2006 and for the year ending March 31, 2007 has not been revised.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344